Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

			As Restated
	2004	2003	2002	2001	2000

	(Dollars in thousands)
Income before Taxes & Cumulative Effect of Change In Accounting Principle	$92,604	$39,160	$29,041	$67,428	$88,932
Plus: Fixed Charges
Interest expense
Deposits	60,279	56,030	84,408	127,566	176,038
Other	80,483	76,321	75,507	117,202	191,865

Total	140,762	132,351	159,915	244,768	367,903

Rent Expense	1,956	1,819	1,845	1,854	1,880

Total Fixed Charges	142,718	134,170	161,760	246,622	369,783

Earnings	$235,322	$173,330	$190,801	$314,050	$458,715

Ratio of Earnings to fixed charges
Including interest on deposits	1.65x	1.29x	1.18x	1.27x	1.24x
Excluding interest on deposits	2.85x	2.22x	2.47x	2.64x	2.37x

Dividend on P/S	—	7,063	5,151	5,049	5,354
Fixed charges	142,718	141,233	166,911	251,671	375,137

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.65x	1.23x	1.14x	1.25x	1.22x
Excluding interest on deposits	2.85x	2.03x	2.31x	2.53x	2.30x